UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

Potbelly Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,410,346 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,410,346 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,346 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 73754Y100

Item 1. Security and Issuer.

This statement on Schedule 13D related to the Common Stock of Potbelly Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 111 N. Canal Street, Suite 850, Chicago, Illinois 60606.

Item 2. Identity and Background.

(a) 180 Degree Capital Corp., a New York Corporation ("Reporting Person" and "180") is a registered closed-end management investment company.
(b) 7 N. Willow Street, Suite 4B, Montclair, NJ 07042
(c)  Not applicable.
(d)(e) In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,410,346 shares of Common Stock of the Issuer is $6,024,616, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital the Reporting Person.

Item 4. Purpose of the Transaction.

(a)-(j)  The shares of Common Stock were acquired for investment purposes. 180 intends to review its investment in the Issuer on a continuing basis and in connection therewith, may discuss with the Issuer ways in which shareholder value may be increased, which may include discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, the composition of the board of directors of the Issuer (the "Board"), ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets. The Reporting Person intends to communicate with the Issuer's management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and subject to applicable law and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.  Interest in the Securities of the Issuer

(a)(b) The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 1,410,346 shares of Common Stock of the Issuer. Based upon a total of 23,607,518 outstanding shares of Common Stock as of October 27, 2019, the Reporting Person's shares represent approximately 6.0% of the outstanding shares of Common Stock.

(c)  The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this statement:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	64,845	$3.987	12/16/2019
Common Stock	25,499	$3.959	12/17/2019
Common Stock	10,536	$4.136	12/18/2019
Common Stock	18,178	$4.196	12/19/2019
Common Stock	13,270	$4.210	12/20/2019
Common Stock	1,552	$4.278	12/23/2019
Common Stock	9,200	$4.320	12/23/2019
Common Stock	10,058	$4.320	12/24/2019
Common Stock	18,568	$4.240	12/27/2019
Common Stock	11,783	$4.240	12/30/2019
Common Stock	72,440	$4.233	12/31/2019
Common Stock	43,297	$4.160	1/2/2020
Common Stock	245,000	$4.120	1/22/2020

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2020

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A

Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Charles E. Ramsey	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA